UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

White City

London W12 7FP

United Kingdom

(Address of principal executive office)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Former Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-232690), Form F-3 (file No. 333-258556) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Retirement of Chief Financial Officer

On January 10, 2022, the Company announced Andrew J. Oakley will retire as the Company’s Chief Financial Officer, effective March 31, 2022, in order to concentrate on non-executive director roles. Mr. Oakley’s retirement is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Oakley will remain a senior advisor to the Company until March 2023. The Company thanks Mr. Oakley for his service to the Company and wishes him the best in his future endeavors.

Appointment of New Chief Financial Officer

On January 10, 2022, the Company announced the appointment of Dr. Lucinda Crabtree as the Company’s Chief Financial Officer, effective March 31, 2022.

On January 10, 2022, the Company issued a press release announcing the aforementioned changes to the management team, which is furnished as Exhibit 99.1 to this Report.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated January 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: January 11, 2022	By:	/s/ Christian Itin
		Name:	Christian Itin, Ph.D.
		Title:	Chief Executive Officer